K R A M E R  L E V I N  N A F T A L I S & F R A N K E L llp

                                                        Christopher S Auguste
                                                        Partner
                                                        Phone 212-715-9265
                                                        Fax 212-715-8277
                                                        cauguste@KRAMERLEVIN.com

                    February 8, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561, 100 F Street, N.E.
Washington, DC  20549-3628

Attention:    Barbara C. Jacobs, Esq.,
          Assistant Director, Division of Corporation Finance

RE:	Speech Switch, Inc.
        Post-Effective Amendment No. 1 to Form SB-2
        File No. 333-130472

Form 10-QSB/A for the Quarterly Period Ended June 30, 2006
Filed on January 16, 2007

Form 10-QSB/A for the Quarterly Period Ended September 30, 2006
Filed on January 16, 2007

Dear Ms. Jacobs:

On behalf of Speech Switch, Inc. (“Speech Switch” or the “Company”), we provide the Company’s responses to the comment letter dated January 31, 2007 (the “Comment Letter”), received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to the Company’s filings referenced above. Please note that the Company has included in amendments to the filings referenced above (the “Amendments”), which are being filed via EDGAR simultaneously with this letter, the revisions to such filings described in its responses to the Staff’s comments in this letter. We are sending courtesy copies of this letter and marked copies of the Amendments to you by courier.

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007
Page

Post-Effective Amendment on Form SB-2

1.
Comment:Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission’s New Executive Compensation and Related Person Disclosure Rules.

Response: The Company has revised the registration statement in accordance with this comment.

Form 10-QSB/A for the quarter ended September 30, 2006

Form 10-QSB/A for the quarter ended June 30, 2006

Item 3. Controls and Procedures

2.
Comment:We note your revisions in response to our comment letter dated January 4, 2007. The material weakness identified by your independent auditor during the course of its review for the period ended June 30, 2006 is still not clear. In addition to the current disclosure, which addresses why the material weakness came about, please revise to identify the material weakness.

Response: The Company has revised the Forms 10-QSB/A in accordance with this comment to state as follows: “The material weakness was identified as the Company’s limited segregation of duties amongst the Company’s employees with respect to the Company’s preparation and review of the Company’s financial statements. This material weakness is the result of the Company’s limited number of employees.. This material weakness may affect management's ability to effectively review and analyze elements of the financial statement closing process and prepare consolidated financial statements in accordance with U.S. GAAP.”

3.
Comment: With respect to the Form 10Q-SB for the quarter ended September 30, 2006, it is not clear whether or not the material weakness was present at the end of this period. In this regard, your disclosure only indicates that your auditors found a material weakness during their review of the period ended June 30, 2006. Please advise. Also, as previously requested, please indicate when the material weakness first began and, if the material weakness was continuing at the end of the September 30, 2006 period, please provide an estimated timeframe for the remediation. Finally, we note that you have provided some risk factor disclosure in the two filings that you amended in response to our comment letter dated January 4, 2007. Please advise us of the consideration you have given to providing similar risk factor discussion in your registration statement.

Response: The Company has revised the Forms 10-QSB/A in accordance with this comment to clarify that (i) the material weakness has existed since the date of the Company’s separation from iVoice, Inc., (ii) the material weakness was continuing at the end of the September 30, 2006 period and (iii) the Company intends to remedy the material weakness by hiring additional employees and reallocating duties, including responsibilities for financial reporting, among the Company’s employees as soon as the Company has the financial resources to do so.

The Company has revised the registration statement in accordance with this comment to include risk factor disclosure regarding the material weakness and to specify that the material weakness will continue to exist until the company has the resources to remedy the material weakness.

Exhibit 31.1

4.
Comment: We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifying should be revised so as not to include the individual’s title.

Response: The Company has revised the certification filed as Exhibit 31.1 to the Forms 10-QSB/A in accordance with this comment.

***

Should you have any questions regarding this response, please contact me at 212-715-9265 or my colleague Sidney Friedman at 212-715-9424.

            Sincerely,

            /s/ Christopher S. Auguste
            Christopher S. Auguste

cc:    Mr. Jerome R. Mahoney
         SpeechSwitch, Inc.
         750 Highway 34
         Matawon, NJ     07747